UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2025

Trailblazer Merger Corporation I

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41668	87-3710376
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

510 Madison Avenue Suite 1401 New York, NY	10022
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 586-8224

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	TBMC	The Nasdaq Stock Market LLC
Rights	TBMCR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Advisory Agreements and Underwriting Agreement

In connection with the initial business combination (the “Business Combination”) with Cyabra Strategy Ltd. (“Cyabra”), Trailblazer Merger Corporation I (the “Company”) has entered into certain deferred fee agreements.

(a) Deferred Underwriting Commissions

Pursuant to the Underwriting Agreement entered into on March 28, 2023 (the “Underwriting Agreement”), the Company agreed to pay the underwriters deferred compensation in the amount of $2,070,000 upon the closing of the initial business combination.

On October 28, 2025, the Company and the Underwriters entered into an agreement pursuant to which the parties have agreed that, in lieu of a cash payment, the Company will pay each Underwriter 103,500 shares of common stock of the Company (the “PubCo Shares”) as payment for deferred underwriting commissions (the “Deferred Fee Agreement”).

(b) Fee Agreements for Advisory Services

In addition, pursuant to an advisory agreement between the Company and LifeSci Capital LLC (“LifeSci”) entered into on September 23, 2022 (the “Advisory Agreement”), the Company agreed to pay LifeSci a fee equal to one and one half percent (1.5%) of the total consideration in connection with the initial business combination in the form of equity interests in the surviving entity.

On October 28, 2025, the Company, Trailblazer Sponsor Group LLC and LifeSci entered into an amendment (the “Amendment”) to the Advisory Agreement pursuant to which LifeSci agreed to waive its advisory fee.

On October 28, 2025, the Company entered into an advisory agreement (the “LifeSci Advisory Agreement”) with Cybra and LifeSci pursuant to which LifeSci will provide certain financial advisory and investment banking services to Cyabra. In connection with such engagement, LifeSci will receive a retainer fee of ordinary shares of Cyabra which will convert into 105,000 PubCo Shares upon the closing of the Business Combination and an advisory fee of $1,050,00 paid in PubCo Shares 90 days after the closing of the Business Combination.

On October 28, 2025, Holdings entered into an advisory agreement (the “Ladenburg Advisory Agreement”) with Cyabra and Ladenburg pursuant to which Ladenburg will provide financial advisory and investment banking services to Cyabra. In connection with such engagement, Ladenburg will receive an advisory fee of $1,050,000 paid in PubCo Shares 90 days after the closing of the Business Combination.

A copy of the Deferred Fee Agreement is attached as Exhibit 10.1 to this Current Report and is incorporated herein by reference. A copy of the Amendment to Advisory Agreement is attached as Exhibit 10.2 to this Current Report and is incorporated herein by reference. A copy of the LifeSci Advisory Agreement is attached as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference. A copy of the Ladenburg Advisory Agreement is attached as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

EXHIBIT NO.	DESCRIPTION

10.1	Deferred Fee Agreement dated October 28, 2025
10.2	Amendment to Advisory Agreement dated October 28, 2025
10.3	LifeSci Advisory Agreement dated October 28, 2025
10.4	Ladenburg Advisory Agreement dated October 28, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 3, 2025

TRAILBLAZER MERGER CORPORATION I

By:	/s/ Arie Rabinowitz
Name:	Arie Rabinowitz
Title:	Chief Executive Officer

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